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Filed pursuant to 424(b)(3)
Registration No. 333-140887

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 6 DATED SEPTEMBER 23, 2010
TO THE PROSPECTUS DATED APRIL 29, 2010

        This Supplement No. 6 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated April 29, 2010, Supplement No. 4 dated July 23, 2010 and Supplement No. 5 dated August 16, 2010. Unless otherwise defined in this Supplement No. 6, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

  •
  the status of our public offering;

  •
  information regarding our portfolio; and

  •
  distribution and share redemption information.

Status of Offering

        We commenced this initial public offering of shares of our common stock on January 21, 2008. As of September 3, 2010, we had accepted investors' subscriptions for and issued approximately 20.1 million shares of our common stock pursuant to our primary offering resulting in aggregate gross proceeds of approximately $201 million. As of September 3, 2010, approximately 79.9 million shares of our common stock remain available for sale in our primary offering, and approximately 24.2 million shares of our common stock remain available for issuance under our distribution reinvestment plan. We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

        On September 13, 2010, we filed a registration statement on Form S-11 with the SEC to register a follow-on public offering. Pursuant to the registration statement, we propose to register 50,000,000 shares of our common stock at a price of $10.00 per share in our primary offering, with discounts available to investors who purchase more than 50,000 shares and to other categories of purchasers. We will also register 25,000,000 shares of common stock pursuant to our distribution reinvestment plan at $9.50 per share. We expect to commence our follow-on offering during the third quarter of 2011. We intend to cease offering shares of common stock in this offering upon the earlier of July 3, 2011 or the date the registration statement relating to our proposed follow-on offering is declared effective by the Securities and Exchange Commission.

 Real Estate and Real Estate-Related Investment Portfolio

  Real Estate Portfolio

        As of June 30, 2010, we owned interests in four real estate properties acquired from third parties unaffiliated with us or our advisor. The following is a summary of our real estate properties as of June 30, 2010:

Property Name	Location	Property Type	Date Acquired	Contract Purchase Price		Approximate Rentable Space or Number of Units and Total Square Feet of Units	Approximate Annualized Base Rent or Average Effective Monthly Rent Per Unit(1)		Average Remaining Lease Term in Years	Approximate % Leased
1875 Lawrence	Denver, Colorado	Office Building	10/28/08	$34,500,000		185,000 sq. ft.	$3,900,000		1.7	94.9%
Stone Creek(2)	Killeen, Texas	Multifamily	11/30/09	$460,000		300 units and 223,212 sq. ft.	$821		—	98.4%
Palms of Monterrey(3)	Fort Myers, Florida	Multifamily	5/10/10	$25,400,000	(4)	408 units and 518,000 sq. ft.	$1,046			99.5%
Holstenplatz	Hamburg, Germany	Office Building	6/30/10	$12,500,000	(5)	80,000 sq. ft.	$988,000	(6)	8.6	81.2%

(1)
Annualized base rent is calculated annualizing the current, in-place monthly base rent for leases.

(2)
On August 30, 2010, the two partnerships that owned the two phases of Stone Creek, in which we owned a 9.99% limited partnership interest, completed the disposition of Stone Creek to an unaffiliated third party.

(3)
We own a 90% interest and are the managing member in the joint venture that owns Palms of Monterrey. The remaining 10% interest and a carried interest after a preferred return to the members are owned by an unaffiliated third party. Prior to May 10, 2010, our investment was in the promissory note secured by a first lien mortgage on Palms of Monterrey that we purchased in default on October 2, 2009. We initiated foreclosure proceedings against the borrower and acquired a fee simple interest in Palms of Monterrey upon completion of the proceedings.

(4)
We consider the contract purchase price of the Palms of Monterrey property to be the purchase price for the promissory note we acquired in default.

(5)
The contract purchase price for Holstenplatz was €10.25 million. The contract purchase price provided in the table is based upon a spot foreign exchange rate of $1.22 per Euro as of June 30, 2010, the date of acquisition.

(6)
The annualized base rent for Holstenplatz was €809,598 as of June 30, 2010. The annualized base rent provided in the table is based upon a spot foreign exchange rate of $1.22 per Euro at June 30, 2010.

        We believe that our real estate properties are suitable for their intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to our properties. Our properties are located in submarkets where there are a number of comparable properties that might compete with them.

  Real Estate-Related Investment Portfolio

        As of June 30, 2010, we owned one real estate loan receivable acquired through a transaction with a third party unaffiliated with us or our advisor. The following is a summary of our real estate-related investment portfolio as of June 30, 2010 (dollars in thousands):

Loan Name/ Location of Related Property or Collateral	Date Acquired	Property Type	Loan Type	Payment Type	Outstanding Principal Balance		Purchase Price	Contractual Interest Rate	Maturity Date	Carrying Amount
PAL Junior Loan/ U.S. Army Installations Nationwide	8/14/09	Army Lodging	Second Mortgage	(1)	$24,352	(2)	Origination	18%	9/1/16	$24,554

(1)
Interest only monthly payments calculated at the rate of 10% per annum (the "Minimum Monthly Payment") from October 1, 2009 through September 1, 2011. Minimum Monthly Payments, and accrued and unpaid interest to the extent of available cash flow from October 1, 2011 and ending on September 1, 2013. Minimum Monthly Payments, and accrued and unpaid interest and principal to the extent of available cash flow from October 1, 2013 and ending on August 1, 2016 with any remaining principal amount and accrued and unpaid interest due and payable upon maturity.

(2)
The aggregate principal amount available under the PAL Junior Loan is $25 million.

  Debt Obligations

        The follow is a summary of our outstanding debt obligations as of June 30, 2010:

Property and Related Loan	Outstanding Principal Balance (in millions)		Interest Rate		Loan Type	Maturity Date		% of Total Indebtedness
1875 Lawrence Mortgage Loan(1)	$18.75	(2)	LIBOR + 2.5	%*(3)	Monthly interest only payments through December 31, 2010, followed by principal and interest payments with principal calculated using an amortization term of 25 years.	12/31/2012	(4)	39%
Palms of Monterrey Mortgage Loan(5)	$19.7		LIBOR + 3.35	%*(6)	Monthly interest only payments through July 1, 2012, followed by principal and interest payments with principal calculated using an amortization term of 30 years.	7/1/2017		41%
Holstenplatz Mortgage Loan	$9.7	(7)	3.887%		Monthly principal payments of $16,775(8) plus accrued interest	4/30/2015		20%

*
Indicates variable interest rate mortgage.

(1)
Subject to a prepayment penalty of 0.5% of the outstanding principal balance during 2010. We have unconditionally guaranteed payment of the mortgage loan for an amount not to exceed the lesser of (a) $11.75 million and (b) 50% of the total amount advanced under the loan agreement if the aggregate amount advanced is less than $23.5 million.

(2)
The outstanding principal balance is part of a $23.5 million loan agreement, of which the initial advance of $18.5 million was used to fund acquisition and acquisition-related costs of 1875 Lawrence. The remaining advances will be used for capital expenditures, tenant improvements, and leasing commission costs of 1875 Lawrence.

(3)
The interest rate has a floor of 6.25%.

(4)
The maturity date may be extended for one twelve-month period provided that certain conditions are met.

(5)
Subject to a prepayment premium of 5% of the amount being prepaid during the first year the loan is outstanding, 4% during the second year, 3% during the third year, 2% during the fourth year and 1% after the fourth year until April 1, 2017. After April 1, 2017, no prepayment premium is due. We have guaranteed payment of the mortgage loan in the event of certain "bad boy" acts.

(6)
The interest rate has a ceiling of 7%.

(7)
The outstanding principal balance is part of a €8.25 million ($10.1 million) loan agreement, of which the initial advance of €7.95 ($9.7 million) was used to fund acquisition and acquisition-related costs of Holstenplatz. The remaining €0.3 million ($0.4 million) not funded at closing is available for future leasing costs and tenant improvements. All U.S. Dollar amounts are provided based upon a spot foreign exchange rate of $1.22 per Euro at June 30, 2010.

(8)
Monthly principal payments of €13,750 ($16,775) plus accrued interest. U.S. Dollar amounts are provided based upon a spot foreign exchange rate of $1.22 per Euro at June 30, 2010.

  Significant Tenants and Lease Expirations

        The following table sets forth information regarding the one tenant occupying ten percent or more of the aggregate rentable square footage at our two office buildings, 1875 Lawrence and Holstenplatz, as of June 30, 2010:

Tenant Name	Tenant Industry	Approximate Annualized Base Rental Income(1)	% of Total Portfolio Annualized Rental Income	Approximate Rental Square Footage	% of Total Portfolio Square Footage	Lease Expiration
Policy Studies Inc.	Healthcare Consulting Services	$531,000	14%	40,800	15.3%	8/2010	(2)

(1)
Annualized Base Rental Income represents contractual base rental income on a US GAAP straight line adjustment basis from the time of our acquisition, without consideration of tenant contraction or termination rights. Tenant reimbursements generally include payment of real estate taxes, operating expenses, and common area maintenance and utility charges.

(2)
Policy Studies Inc. has exercised its termination option and plans to vacate 1875 Lawrence on or before August 31, 2010.

        In addition, beginning August 1, 2010, Ute Energy, LLC subleased from McKenna Long & Aldridge LLP approximately 19,300 rental square feet in, or approximately 10.4% of, 1875 Lawrence, which is approximately 7.3% of the total office portfolio rentable square footage.

        The following table lists, on an aggregate basis, all of the scheduled lease expirations after June 30, 2010 over each of the years ending December 31, 2010 and thereafter for our two office buildings, 1875

Lawrence and Holstenplatz. The table shows the approximate rentable square feet and annualized base rent represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approximate Total Area of Expiring Leases (Sq. Ft.)	Annualized Base Rent of Expiring Leases(1) ($ in thousands)	% of Annualized Base Rent Represented by Expiring Leases
2010	6	50,990	$1,003	20.7%
2011	11	53,290	$994	20.5%
2012	4	30,940	$678	14.0%
2013	6	31,048	$750	15.5%
2014	8	17,954	$449	9.3%
2015	2	7,836	$183	3.8%
Thereafter	12	46,837	$787	16.2%

(1)
Annualized Base Rent represents contractual base rental income on a US GAAP straight line adjustment basis from the time of our acquisition, without consideration of tenant contraction or termination rights. Tenant reimbursements generally include payment of real estate taxes, operating expenses, and common area maintenance and utility charges.

  Investment Activity After June 30, 2010

        El Cajon Distribution Center.    On August 10, 2010, through a joint venture with unaffiliated third parties, we acquired a 16% interest in a two-building cross-dock industrial warehouse complex located in San Bernardino, California ("El Cajon Distribution Center") and part of the broader Inland Empire. The contract purchase price for El Cajon Distribution Center was $50.3 million and was funded by capital contributions of the joint venture partners and debt financing. We funded our equity interest of $3.7 million, exclusive of closing costs, with proceeds from this offering and the remainder of our share of the contract purchase price with debt financing. El Cajon Distribution Center consists of two state-of-the-art, cross dock industrial buildings totaling 1.4 million square feet. Both buildings have never been occupied and are currently vacant.

        Archibald Business Center.    On August 27, 2010, through a joint venture with CT Realty Investors, an unaffiliated third party, we acquired an 80% interest in a corporate headquarters and industrial warehouse facility containing approximately 231,000 rentable square feet situated on an 11 acre site located in Ontario, California ("Archibald Business Center") and part of the Inland Empire. The purchase price for our interest was approximately $7.6 million, excluding closing costs, which we funded from proceeds from this offering. Archibald Business Center includes approximately 25,000 square feet of office space on two floors. The remaining portion of the building is industrial space featuring 14 dock-high positions and 28-foot minimum clear height. Archibald Business Center was constructed in 1991.

        Archibald Business Center is 100% leased to Skechers U.S.A., Inc. through December 31, 2011; however, either party may terminate the lease on or after August 1, 2011 upon 60 days' prior written notice to the other party. The annualized base rent is approximately $805,000.

        At acquisition, the capitalization rate for Archibald Business Center was 7.5%. Capitalization rate is one method used to estimate the value of income producing properties. Capitalization rates may be calculated in different ways. We calculated the capitalization rate for Archibald Business Center by dividing the projected net operating income from the property in the first twelve months following the date of acquisition by its contract purchase price.

        We believe that Archibald Business Center is suitable for its intended purposes and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. Archibald Business Center is located in the Inland Empire West submarket of the Inland Empire Industrial Market. There are number of comparable properties located in the same submarket that might compete with Archibald Business Center.

        Stone Creek.    On August 30, 2010, the two partnerships that owned the two phases of Stone Creek, in which we owned a 9.99% limited partnership interest, completed the disposition of Stone Creek to an unaffiliated third party. We intend to use the proceeds from the disposition for general working capital.

        Parrot's Landing.    On September 17, 2010, we acquired, through 7900 Hampton Blvd, LLC (the "Parrot's Landing Joint Venture"), a joint venture formed between a wholly owned subsidiary of our operating partnership and an affiliate of Grand Peak Properties, Hampton Peak, LLC, an unaffiliated third party, a 560-unit multifamily community located in North Lauderdale, Florida known as Parrot's Landing ("Parrot's Landing") from an unaffiliated third party seller. Parrot's Landing is a three-story, garden style multifamily residential community situated on approximately 29.5 acres and features three swimming pools, lighted tennis courts, and fitness facilities. Parrot's Landing contains approximately 519,000 square feet of rental area and has an average unit size of 927 square feet. Parrot's Landing was constructed in two phases, the first completed in 1987 and the second in 1997. As of September 15, 2010, Parrot's Landing was approximately 94.6% leased and the average effective monthly rental rate per unit was approximately $967.

        We hold a 90% ownership interest in the Parrot's Landing Joint Venture and Hampton Peak, LLC owns the remaining 10% interest. The purchase price for Parrot's Landing was $42 million, excluding closing costs, of which approximately $29.6 million was funded through proceeds of a first mortgage loan described below. The remaining amount was funded by the joint venture partners. We funded our 90% of the cash portion of the purchase price with proceeds from this offering.

        Concurrently with the acquisition of Parrot's Landing, the Parrot's Landing Joint Venture obtained an approximately $29.6 million first mortgage loan from AmeriSphere Multifamily Finance, L.L.C., an unaffiliated third party, as lender, under a Fannie Mae program. The loan is secured by a first mortgage lien on the assets of Parrot's Landing, including the land, fixtures, improvements, contracts, leases, rents, and reserves. The loan bears interest at an annual rate of 4.23% and is amortized in monthly installments of interest and principal of $145,159.87 through the maturity date of October 1, 2017. The unpaid principal balance and all accrued unpaid interest are due and payable on October 1, 2017. The Parrot's Landing Joint Venture has the right to prepay the outstanding amount in full upon payment of a prepayment premium.

        At acquisition, the capitalization rate for Parrot's Landing was 8.3%. Capitalization rate is one method used to estimate the value of income producing properties. Capitalization rates may be calculated in different ways. We calculated the capitalization rate for Parrot's Landing by dividing the projected net operating income from the property in the first twelve months following the date of acquisition by its contract purchase price.

        We believe that Parrot's Landing is suitable for its intended purposes and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. The property is located in a submarket where there are a number of comparable properties that might compete with them.

 Distributions

  Distributions for the Four Quarters Ended June 30, 2010

        Cash amounts distributed to stockholders during the four quarters ended June 30, 2010 were $2 million. Distributions funded through the issuance of shares under our distribution reinvestment plan during the four quarters ended June 30, 2010 were $5 million. For the four quarters ended June 30, 2010, cash flow used in operating activities was $0.5 million. For the four quarters ended June 30, 2010, all cash amounts distributed to stockholders were funded from proceeds from this offering.

        The following are the distributions paid and declared and our cash flow provided by (used in) operations for the four quarters ended June 30, 2010 (dollars in thousands except per share amounts):

	Distributions Paid			Cash Flow Provided by (Used in) Operations
					Total Distributions Declared	Declared Distribution per Share
	Cash	Reinvested	Total
2010
Second Quarter	$677	$1,553	$2,230	$(1,933)	$2,323	$0.125
First Quarter	531	1,333	1,864	1,170	1,967	0.123
2009
Fourth Quarter	440	1,150	1,590	1,016	1,703	0.126
Third Quarter	364	997	1,361	(724)	1,437	0.126

	$2,012	$5,033	$7,045	$(471)	$7,430	$0.50

        Distributions declared per share assume the share was issued and outstanding each day during the period and is based on a declared daily distribution of $0.0013699 per share per day. Each day during the four quarters ended June 30, 2010 was a record date for distributions.

        Over the long term, we expect that more of our distributions will be paid from cash flow provided by operations (except with respect to distributions related to sales of our assets). However, operating performance cannot be accurately predicted due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate environment, the types and mix of investments in our portfolio and the accounting treatment of our investments in accordance with our accounting policies.

  Distributions Declared for the Third Quarter of 2010

        On June 22, 2010, our board of directors declared distributions payable to the stockholders of record each day during the months of July, August, and September 2010. Distributions payable to each stockholder of record will be paid in cash on or before the 16th day of the following month. The declared distributions equal a daily amount of $0.0013699 per share of common stock. If this rate were paid each day for a 365-day period, it would equal a 5.0% annualized rate based on a purchase price of $10.00 per share. A portion of each distribution will constitute a return of capital for tax purposes. There is no assurance that we will continue to declare daily distributions at this rate.

Share Redemptions

        During the six months ended June 30, 2010, we redeemed 68,287 shares of common stock for approximately $0.6 million ($9.29 per share). During the year ended December 31, 2009, we redeemed 82,096 shares of common stock for approximately $0.7 million ($9.08 per share). We have honored all redemption requests that comply with the applicable requirements and guidelines of our share redemption program. We have funded and intend to continue funding share redemptions with proceeds from this offering.

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  Filed pursuant to 424(b)(3) Registration No. 333-140887
BEHRINGER HARVARD OPPORTUNITY REIT II, INC. SUPPLEMENT NO. 6 DATED SEPTEMBER 23, 2010 TO THE PROSPECTUS DATED APRIL 29, 2010
Status of Offering
Real Estate and Real Estate-Related Investment Portfolio
Distributions
Share Redemptions